SEC
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FEB 28 2008

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08027577

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. Alden Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road Suite 837
(No. and Street)

Jenkintown | PA | 19046
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fox & Company P.C.
(Name – *if individual, state last, first, middle name*)

1200 Bustleton Pike | Feasterville | PA | 19053
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/13/08

OATH OR AFFIRMATION

I, Peter A. Engelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Alden Associates, Inc, as of Dec. 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CAROL BLENDER, Notary Public
Abington Twp., Montgomery County
My Commission Expires April 16, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

DECEMBER 31, 2007

INDEX

FOX & COMPANY, P.C.

Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA

IRA M. FOX CPA

February 14, 2008

Independent Auditor's Report

J. Alden Associates, Inc.
261 Old York Road
Suite 837
Jenkintown, Pennsylvania 19046

Board of Directors

We have audited the accompanying statement of financial condition of J. Alden Associates, Inc.(an S corporation), as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alden Associates, Inc. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Fox & Company PC CPA's

FOX & COMPANY, P.C.
Certified Public Accountants

1200 Hustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA IRA M. FOX CPA

February 14, 2008

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

J. Alden Associates, Inc.
261 Old York Road
Suite 837
Jenkintown, Pennsylvania 19046

Board of Directors

In planning and performing our audit of the financial statements and supplemental schedules of J. Alden Associates, Inc. (the Company) for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

FOX & COMPANY, P.C.
Certified Public Accountants

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and Cash Equivalents	$ 9,249
Brokerage Money Market	25,000
Receivables from Brokers and Dealers	23,268
Other Accounts Receivable	4,038
Securities Owned:	
Marketable, at market value	104,670
Furniture and Equipment, at cost, Less Accumulated Depreciation of $49,835	17,149
Security Deposit	2,315
Prepaid Expenses	3,947
TOTAL ASSETS	$ 189,636

LIABILITIES AND STOCKHOLDERS' EQUITY

Line of Credit - Current Portion	$ 4,514
Accounts Payable, Accrued Expenses and Other Liabilities	39,957
Accrued Payroll Taxes	18,883
Line of Credit - Less Current Portion	8,944
TOTAL LIABILITIES	72,298
Stockholders' Equity	
Common Stock, no par value, no stated value, authorized 2,000 shares, issued 1,303 shares, 1,073 outstanding	142,804
Retained Earnings (Deficit)	(3,054)
Less Common Stock in Treasury, 230 shares at cost	(22,412)
Total Stockholders' Equity	117,338
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 189,636

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues		
Commissions	$	707,165
Net Dealer Inventory and Investment Gains		6,733
Interest and Dividends		9,795
Other Income		51,280
Total Revenues		774,973
Expenses		
Employee Compensation and Benefits		164,338
Clearance Fees, Commissions and Floor Brokerage		311,655
Communications		851
Occupancy Expense		30,885
Equipment Rental		5,187
Interest		3,801
Taxes, Other than Income Taxes		2,614
Other Operating Expenses		137,787
Total Expenses		657,118
Net Income	$	117,855

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Retained Earnings (Deficit)	Treasury Stock
Balance - January 1, 2007	$142,804	$(16,731)	$(22,412)
Net Income	--	117,855	--
Distributions to Shareholders	--	(104,178)	--
Balances - December 31, 2007	$142,804	$(3,054)	$(22,412)

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated Borrowings at January 1, 2007	$ - 0 -
Changes in Subordinated Borrowings	- 0 -
Subordinated Borrowings at December 31, 2007	$ - 0 -

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:	
Net Income	$ 117,855
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	(3,419)
Unrealized Loss on Marketable Securities	7,762
Realized Gain on Sale of Marketable Securities	(14,495)
Loss on Abandonment of Furniture and Equipment	211
(Increase) Decrease In Assets:	
Brokerage Money Market	3,700
Accounts Receivable from Customers	(671)
Accounts Receivable from Brokers and Dealers	(21,443)
Prepaid Expenses	1,517
Marketable Securities Owned	(17,939)
Increase (Decrease) In Liabilities:	
Accounts Payable, Accrued Expenses and Other Liabilities	5,308
Net Cash Provided By Operating Activities	78,386
Cash Flows From Investing Activities:	
Purchase of Equipment and Furniture	(4,510)
Abandonment of Equipment and Furniture	9,962
Net Cash Provided By Investing Activities	5,452
Cash Flows From Financing Activities:	
Distribution to Shareholders	(104,178)
Increase in Lines of Credit	3,269
Net Cash Used By Financing Activities	(100,909)
Net Decrease In Cash and Cash Equivalents	(17,071)
Cash and Cash Equivalents - January 1, 2007	26,320
Cash and Cash Equivalents - December 31, 2007	$ 9,249
Supplemental Cash Flows Disclosures:	
Interest Paid	$ 3,801

Non Cash Investing Activity

During the year ended December 31, 2007, the company abandoned equipment with a historical cost of $9,962 and a net book value of $211.

The accompanying notes are an integral part of these financial statements.

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J. Alden Associates, Inc. was incorporated on November 3, 1995. The Company has been granted a license effective June 1, 1996 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the National Association of Securities Dealers, Inc. ("the NASD").

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended December 31, 2007.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are recorded at cost. Depreciation is computed utilizing the straight line method for financial reporting purposes. The estimated useful lives of the assets are as follows:

Furniture and Fixtures	7 Years
Office Equipment	5 Years
Computer Equipment	3 Years

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or recovery are removed from the accounts and any gain or loss is included in income.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

Effective January 1, 1999, the Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the Internal Revenue Code. This election will eliminate the need to account for entity level income taxes, as the stockholders have elected to be taxed individually on their share of Company earnings.

Note 2

MARKETABLE SECURITIES

Marketable Securities are classified as trading securities and are valued at current market value. The cost of these securities is $86,259. The total accumulated unrealized gain at December 31, 2007 is $18,411. Changes in unrealized gains and losses are recognized currently in income.

Note 3

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31, 2007 consists of the following:

Computer Equipment	$ 7,149
Furniture	54,181
Office Equipment	5,653
Total	66,983
Less: Accumulated Depreciation	(49,834)
Total Furniture, Equipment and Depreciation	$ 17,149

Depreciation expense for the year ended December 31, 2007 was $6,332.

Note 4

LINES OF CREDIT

The Company has opened a line of credit for $20,000. The line is currently being repaid in increments of $346, with an annual percentage rate of 9.76%. The balance at December 31, 2007 was $7,238. Based on the payment and interest rate disclosed in the loan documents, the approximate repayment of this loan at December 31, 2007 is as follows:

December 31, 2008	$ 3,631
December 31, 2009	3,607
Total Repayment	$ 7,238

Interest associated with this line of credit at December 31, 2007 is charged to shareholder distributions.

The Company has opened a line of credit for $20,000. The line is currently being repaid in increments of $150, with an annual percentage rate of 15.71%. The balance at December 31, 2007 was $6,220. Based on the payment and interest rate disclosed in the loan documents, the approximate repayment of the loan at December 31, 2007 is as follows:

December 31, 2008	$ 882
December 31, 2009	1,034
December 31, 2010	1,208
December 31, 2011	1,412
December 31, 2012	1,684
Total Repayment	$ 6,220

The interest associated with this loan for the year ended December 31, 2007 was $926.

Note 5

CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2007 were as follows:

Common stock, without par or stated value; authorized 2,000 shares; issued 1,303 shares (in treasury 230 shares).

Note 6

PENSION PLAN

The Company has established a cash or deferred arrangement simplified employee pension plan. This plan covers those employees who have attained the age of twenty-one years old and have provided service to the employer in one of the preceding five years. Contributions are at the discretion of the board of directors. The current liability for pension cost at December 31, 2007 was $ - 0 -.

Note 7

COMMITMENTS AND CONTINGENT LIABILITIES

Under operating leases with remaining noncancellable terms in excess of one year at December 31, 2007, aggregate annual rentals for office space and equipment are approximately as listed below:

December 31, 2008	34,044
December 31, 2009	16,296
December 31, 2010	3,929
December 31, 2011	3,929
Total Commitments and Contingent Liabilities	$ 58,198

Total expense for rent and equipment rental for the year ended December 31, 2007 was $30,885 and $5,182, respectively.

The Company has entered into a clearing agreement with Financial Consultant Group, LLC., to clear its securities transactions on a fully disclosed basis. In the event a customer or another broker is unable to fulfill its contracted obligation, the Company may be exposed to off-balance sheet risk.

In order to maintain this arrangement, the Company must achieve and maintain a net capital amount, as computed under Securities and Exchange Commission Rule 15c3-1, of $60,000. The Company was in compliance as of December 31, 2007.

Note 8

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1. Pursuant to "FINRA" Rules, the Company is required to maintain a minimum of $50,000 of net capital. At December 31, 2007, the Company had net capital of approximately $72,389 which was $22,389 in excess of the $50,000 required to be maintained at that date. The Company's net capital ratio was .99 to 1.

SUPPLEMENTARY INFORMATION

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital		$ 116,487
Add:		
A. Subordinated borrowings allowable in computation of net capital		- 0 -
Total Capital and Allowable Subordinated Liabilities		$ 116,487
Deductions and/or Charges		
A. Non-Allowable Assets		
Furniture and Equipment	$ 17,148	
Other Assets	10,300	
Total Deductions/and or Charges		$ 27,448
Net Capital Before Haircuts on Securities Positions		$ 89,039
Haircuts on Securities		
A. Trading Securities		15,700
Net Capital		$ 73,339
AGGREGATE INDEBTEDNESS		
Items included in Statement of Financial Condition:		
Accounts Payable, Accrued and Other Liabilities		$ 72,289
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 50,000
Ratio: Aggregate Indebtedness to Net Capital		.99 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report		$ 79,223
Net Audit Adjustments		5,884
Net Capital per above		$ 73,339

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVICE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15C3-3):	$ - 0 -
A. Number of Items	$ - 0 -
2. Customers' fully paid securities and excess margin securities for which instrucitons to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ - 0 -
A. Number of Items	$ - 0 -

The accompanying notes are an integral part of these financial statements.

J. ALDEN ASSOCIATES, INC.
(AN S CORPORATION)

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2007

Not Applicable

END

The accompanying notes are an integral part of these financial statements.